TSX: POM, AMEX: PLM

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION

NEWS RELEASE	2007-21

POLYMET SIGNS NORTHMET CONSTRUCTION LABOR AGREEMENT

Vancouver, British Columbia, September 4, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) is pleased to announce that it has signed a comprehensive project labor agreement governing the planned construction of its 100%-owned NorthMet Project. NorthMet comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

PolyMet and 15 construction trade unions in Northeastern Minnesota have signed a construction Project Labor Agreement (“PLA”) governing an estimated 1 million man-hours of construction labor in order to complete the NorthMet Project. The official signing at a community event in Hoyt Lakes was attended by PolyMet management and employees, union leaders, elective officials, school administrators, mining industry contractors and suppliers, and local businesses and citizens.

The PLA secures a supply of construction labor for NorthMet and defines the ground rules for working conditions, schedules, overtime and safety. The agreement also encourages apprenticeships and includes “no strike” provisions.

William Murray, President and Chief Executive Officer of PolyMet, hailed the agreement as “another major landmark in the development of our project.” He continued, “This Project Labor Agreement assures that NorthMet will be an all-union construction project.”

John Grahek, President of the Iron Range Building Trades, said the agreement would achieve the objective of “putting people back to work on the Iron Range.”

Rep. James Oberstar, Minnesota’s senior United States Congressman, and long time advocate for economic development in his home district of northeastern Minnesota, declared, “We will stay on top of this until it gets done…we’re going to make this happen.”

State Representative David Dill, Chairman of Minnesota’s Iron Range state legislative delegation, spoke about how NorthMet is being designed “to meet or exceed Minnesota’s strict environmental standards,” and that “this project means a future for families.”

Joe Scipioni, Chief Operating Officer of PolyMet reinforced the importance of NorthMet to northern Minnesota, stating that “PolyMet is leading the way for both expansion and diversification of the economy of northern Minnesota.” He credited Steve Ryan, who led PolyMet’s negotiating team, for his many months of efforts in reaching this important agreement.

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in early 2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“William Murray”
William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

Media Contact:	Investor Contact:
LaTisha Gietzen	Alex Macdougall
+1 (218) 225-4417	+1 (519) 887-6625
lgietzen@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.